August 29, 2019

R. Wilson Orr, Chairman
Kirkland's, Inc.
5310 Maryland Way
Brentwood, TN 37027

Dear Wilson:

I am writing to tender my resignation as a director of Kirkland's, Inc., effective as of the date of this letter. As you know, some large institutional shareholders have adopted policies that effectively limit CEOs to one outside board seat. Given the fact that I currently serve on two outside boards, Kirkland's and WD-40, I believe it is in the best interests of both companies that I resign from one of the boards. I have decided to resign from the Kirkland's board and remain on the WD-40 board primarily due to my much longer tenure on the WD-40 board and my responsibilities as chair of the WD-40 Compensation Committee. My decision to resign is not the result of any disagreement with Kirkland's operations, policies or procedures.

It has been a pleasure serving on the board, and I wish you and the Company all the best.

Sincerely,

/s/ Gregory A. Sandfort
Gregory A. Sandfort

5401 Virginia Way
Brentwood, TN 37027
phone 615-440-4000